

CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105
Fax: +49 (0) 36 41/220-117
e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

Our ref.: JB/Mtr
Date: 2005-04-08

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document	Date of release
Press release	2005-02-25
Press release	2005-04-07

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Treffer
Assistant Investor Relations

Board of Management:
Ulrich Krauss (CEO)
Bernd Hirsch
Chairman of the Supervisory Board:
Dr. Michael Kaschke

Deutsche Bank AG Jena
Account: 62 453 69 (BLZ: 820 700 00)
SWIFT: DEUT DE 8E
IBAN: DE90820700000624536900
Commercial register:
Gera, HRB 5623
VAT-IdNo. DE 811 922 737
Tax-No. 64003/ 02707

Commerzbank Jena
Account: 258072800 (BLZ: 820 40000)
SWIFT: COBADEFFXXX
IBAN: DE31820400000258072800
Phone: +49 (0) 36 41/ 220-0
Fax: +49 (0) 36 41/ 220-112
Internet: www.meditec.zeiss.com
e-mail: info@meditec.zeiss.com


ZEISS

CARL ZEISS MEDITEC

Carl Zeiss Meditec: Further step taken towards IOLTECH takeover

Takeover bid to IOLTECH minority shareholders submitted to French securities commission AMF - expertise confirms that the price offered by Carl Zeiss Meditec to IOLTECH minority shareholders is fair

Jena, 25 February 2005 – In connection with the takeover of French ophthalmic surgery specialist IOLTECH S.A., Carl Zeiss Meditec AG (ISIN: DE0005313704) submitted the relevant documents to the French securities commission AMF (*Autorité des Marchés Financiers*) for approval. In doing so, the medical technology provider listed in the Prime Standard at the Deutsche Börse has paved the way for the previously announced public takeover bid to the remaining IOLTECH minority shareholders. As of 1 February 2005, Carl Zeiss Meditec had acquired about 63 percent of the IOLTECH shares from its former principal shareholder Philippe Tourrette.

As previously announced, the takeover bid to the remaining IOLTECH shareholders, who still hold about 37 percent, provides for a cash payment of € 91.80 per share.

The investment bank Natexis Bleichroeder, which is handling the public takeover bid, has evaluated the fairness of the offer. In its expertise the bank concludes that the price Carl Zeiss Meditec will offer to IOLTECH minority shareholders is fair. This has been confirmed in an additional fairness opinion, an assessment of the reasonableness of the offer by an independent expert.

As before, Carl Zeiss Meditec has its sights set on a complete takeover of IOLTECH. The takeover bid to the remaining IOLTECH shareholders will be published as soon as the French securities commission has approved the submitted documents.

Press Release


ZEISS

CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras to the Humphrey® Field Analyzer, recognised as the global standard for glaucoma detection and management, to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to generate long-term growth in the ophthalmic market. The company's activities are focused on applying innovative optical technologies to maintain and enhance vision today and in the future.

31 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 69 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact:

Investor relations
Jens Brajer/Director Investor Relations
Göschwitzer Straße 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 -1 17
E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Press Release


ZEISS

CARL ZEISS MEDITEC

Carl Zeiss Meditec - Public offer to IOLTECH minority shareholders increases shareholding to more than 87 percent

Majority of remaining IOLTECH shareholders accept public offer

Jena, 7 April 2005 – In connection with the takeover of French ophthalmic surgery specialist IOLTECH S.A., Carl Zeiss Meditec AG (ISIN: DE0005313704) has significantly increased its shareholding in IOLTECH. As of 1 February 2005, Carl Zeiss Meditec had acquired in a first step about 63 percent of the IOLTECH shares from its former principal shareholder Philippe Tourrette. In a second step, a voluntary public takeover bid was issued to the remaining IOLTECH shareholders. The offer period started on 14 March and ended on 5 April 2005. About two thirds of the IOLTECH minority shareholders accepted this offer. Thus, Carl Zeiss Meditec holds 87.1 percent of the total IOLTECH share capital after the end of the public takeover bid. The company considers this result of the takeover bid as a further successful milestone on Carl Zeiss Meditec's way to the complete takeover of IOLTECH. Until the completion of this process, IOLTECH remains listed on the Euronext Stock exchange.

Press Release



CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras to the Humphrey® Field Analyzer, recognised as the global standard for glaucoma detection and management, to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to generate long-term growth in the ophthalmic market. The company's activities are focused on applying innovative optical technologies to maintain and enhance vision today and in the future.

31 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 69 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact:

Investor relations
Jens Brajer/Director Investor Relations
Göschwitzer Straße 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 -1 17
E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Press Release